FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ENGLISH TRANSLATION OF SPANISH ORIGINAL

ICA INFORMS ABOUT THE RIGHTS OFFERING THAT WILL BE PART OF THE CAPITAL INCREASE

Mexico City, November 4, 2003 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, informs today about the scope of the rights offering that will be part of the capital increase that ICA intends to submit for the consideration of its shareholders at the shareholders’ meeting to be held on November 17, 2003.

The rights offering, if approved by ICA’s shareholders, would be made exclusively in Mexico pursuant to applicable Mexican law. Given that ICA’s shares are held through SD Indeval, S.A. de C.V. (INDEVAL), the rights may be subscribed only through INDEVAL. In due course, shareholders should contact their broker dealer for any information regarding their subscription rights,

THE RIGHTS OFFERING WILL NOT BE REGISTERED IN ANY JURISDICTION OUTSIDE MEXICO, AND MAY BE RESTRICTED BY APPLICABLE LAW IN CERTAIN JURISDICTIONS. IN PARTICULAR, THE RIGHTS OFFERING WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT’) AND THE RIGHTS MAY NOT BE OFFERED TO OR EXERCISED BY ANY PERSON IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2003

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance